Exhibit 5.11

São Paulo
Rio de Janeiro
Brasília
Porto Alegre

São Paulo, June 18th, 2010	Campinas

New York

Global Crossing Limited

Wessex House

45 Reid House

Hamilton HMIZ

Bermuda

Re:	Global Crossing Limited $750,000,000 12.00% Senior Secured Notes due 2015

Ladies and Gentlemen:

1. We have acted as special Brazilian counsel to Global Crossing Limited (the “Company”), Global Crossing Comunicações do Brasil Ltda. (“Global Crossing Brasil”) Impsat Participações e Comercial Ltda. (“Impsat Comercial”), SAC Brasil Holding Ltda. (“SAC Holding”) and SAC Brasil S.A. (“SAC Brasil” and, together with Global Crossing Brasil, Impsat Comercial and Sac Holding, the “Brazilian Guarantors”) in connection with the issue of $750,000,000 12.00% Senior Secured Notes due 2015 (the “Notes”) by the Company. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Indenture (as defined below).

2. In arriving at the opinions expressed below, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of such documents, certificates, governmental and corporate records and other instruments as we have deemed necessary or appropriate as a basis for the opinions expressed herein, including:

(a)	the Indenture dated September 22nd, 2009 (the “Indenture”), entered into by and among, inter alia, the Company, each of the Brazilian Guarantors and Wilmington Trust FSB (the “Trustee”);

(b)	the Equipment Pledge Agreement dated March 8th, 2010 (the “Equipment Pledge Agreement”), entered into by and between Global Crossing Brasil and the Trustee;

(c)	the Public Deeds of Mortgage dated February 25th, 2010 and June 1st, 2010 (the “Public Deeds of Mortgage”), entered into by and between Global Crossing Brasil and the Trustee;

the document referred to in item (a) above hereinafter referred to as the “Transaction Document”;

(d)	the 47th Amendment to the Articles of Association (Contrato Social) of Global Crossing Brasil, dated as of August 19, 2009;

Tozzini, Freire, Teixeira e Silva

R. Borges Lagoa 1328

04038-904 São Paulo SP Brasil

T 55 11 5086-5000 F 55 11 5086-5555

www.tozzinifreire.com.br

(e)

the Minutes of the Meeting of Quotaholders of Global Crossing Brasil held on May 9th, 2007, pursuant to which Mr. João Leonardo da Silva Gomes Figueira was elected President Director of Global Crossing Brasil;(q) the 8th Amendment to the Articles of Association (Contrato Social) of Impsat Comercial, dated as of December 23rd, 2004, together with the 9th Amendment to the Articles of Association (Contrato Social) of Impsat Comercial, dated as of November 5th, 2007, the 10th Amendment to the Articles of Association (Contrato Social) of Impsat Comercial, dated as of August 19th, 2009 and the 11th Amendment to the Articles of Association (Contrato Social) of Impsat Comercial, dated as of September 23, 2009;

(f)	the Minutes of the Meeting of Quotaholders of Impsat Comercial held on May 11th, 2007, pursuant to which Mr. João Leonardo da Silva Gomes Figueira was elected President Director of Impsat Comercial;

(g)

the 11th Amendment to the Articles of Association (Contrato Social) of SAC Holding, dated as of August 1st, 2007, and 12th Amendment to the Articles of Association (Contrato Social) of SAC Holding, dated as of September 9th, 2009;

(h)	the Instrument of Appointment of Director of SAC Holding dated May 19th, 2008, in which Mr. João Leonardo da Silva Gomes Figueira as director of SAC Holding;

(i)	the By-laws of SAC Brasil, as approved in the Minutes of the General Shareholders Meeting of SAC Brasil held on May 19th, 2008; and

(j)	the Minutes of the General Shareholders Meeting of SAC Brasil held on September 9th, 2009.

3. In such examination we have assumed, without any independent investigation or verification of any kind, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as certified, photostatic or facsimile copies. In addition, we have assumed the due authorization, execution and delivery of the Transaction Document by each of the parties thereto (other than the Brazilian Guarantors), that the performance thereof is within the capacity and powers of each of them (other than the Brazilian Guarantors), and that the Transaction Document have been executed in the forms examined by us. We have relied, as to factual matters, on the documents we have examined, including, without limitation, the representations, warranties and covenants contained in the Transaction Document.

4. Based upon the foregoing and such additional investigations of law as we have deemed appropriate as a basis for the opinions expressed below, and subject to the assumptions and qualifications herein contained, it is our opinion that:

(a) each of Global Crossing Brasil, Impsat Comercial and SAC Holding is a “sociedade limitada” (a company organized with quotas and limited liability) duly organized and validly existing under the laws of the Federative Republic of Brazil (“Brazil”). SAC Brasil is a “sociedade anônima” (a company organized with shares and limited liability) duly

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organized and validly existing under the laws of Brazil. Each of the Brazilian Guarantors has the requisite corporate power and authority to execute and deliver the Transaction Document and to undertake and perform the obligations expressed to be assumed by it therein, and has duly taken all necessary action to approve and to authorize the same;

(b) the 10th Amendment to the Articles of Association (Contrato Social) of Impsat Comercial, dated as of August 19th, 2009, the 12th Amendment to the Articles of Association (Contrato Social) of SAC Holding, dated as of September 9th, 2009, and the Minutes of the General Shareholders Meeting of SAC Brasil held on September 9th, 2009, which were entered into in order to authorize Impsat Comercial, SAC Holding and SAC Brasil to provide guaranties to third parties, as contemplated in the Transaction Document, have been registered with the Commercial Registries of the State of São Paulo and the State of Rio de Janeiro, as applicable. In order to be effective against third parties, such corporate acts must be registered with the Commercial Registries of the State of São and of the State of Rio de Janeiro, as applicable, within 20 days of their execution. If such registration is effected after such 20 day period, such corporate acts shall be effective against third parties as of the date of their registration;

(c) the Transaction Document has been duly executed and delivered by each of the Brazilian Guarantors;

(d) no authorizations, consents, approvals, exemptions, licenses, orders, registrations (other than those specified in paragraph (b) and (c) above) and other actions by, notices to or filings with all courts, governmental, administrative and other bodies of or in Brazil, or any political subdivision thereof or therein, are required for or in connection with the valid execution, delivery and performance of the Transaction Document by the Brazilian Guarantors;

4. The opinions expressed herein are limited to the laws and regulations of Brazil as presently existing, and we do not purport to express any opinion on any question arising under the law of any other jurisdiction.

This Opinion is for your benefit and may also be relied upon by your special counsel, Latham & Watkins LLP, in connection with the filing of the Registration Statement and its opinion with respect to the validity of the securities being registered thereunder. We hereby consent to the filing of this Opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus contained under the caption “Legal Matters”. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act 1933 or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,
Tozzini, Freire, Teixeira e Silva - Advogados

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